UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WORLD POINT TERMINALS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

98159G107

(CUSIP Number)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 98159G107
1.	Name of Reporting Person: World Point Terminals, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 22,908,514 (1) 8. Shared Voting Power: 0 9. Sole Dispositive Power: 22,908,514 (1) 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: CO

(1)	Includes 6,423,007 Common Units of the Issuer held directly by World Point Terminals, Inc. (“World Point”) and 16,485,507 Common Units of the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point is the sole member.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: CPT 2010, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 16,485,507 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 16,485,507 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,485,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 47.3% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 16,485,507 Common Units of the Issuer held directly by CPT 2010.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: The Novelly Dynasty Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 250,000(1) 8. Shared Voting Power: 22,908,514 (2) 9. Sole Dispositive Power: 250,000 (1) 10. Shared Dispositive Power: 22,908,514 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,158,514 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 66.4% (3)
14.	Type of Reporting Person: OO (trust)

(1)	Represents Restricted Common Units originally granted to Paul A. Novelly under the Issuer’s Long Term Incentive Plan (the “LTIP”), which were subsequently sold to The Novelly Dynasty Trust. All of the Restricted Common Units vested on April 23, 2017.
(2)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Common Units held directly by CPT 2010, of which World Point is the sole member. The Novelly Dynasty Trust and Novelly Family Trust (together, the “Novelly Trusts”) collectively own a controlling interest in World Point and, as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(3)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: The Novelly Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 22,908,514 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 22,908,514 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Common Units held directly by CPT 2010, of which World Point is the sole member. The Novelly Trusts collectively own a controlling interest in World Point and, as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: Apex Oil Company, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex Oil Company, Inc. (“Apex”), of which Apex Holding Co. (“Apex Holding”) is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: Apex Holding Co.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: CO

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: Paul A. Novelly
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 957,662 (1) 8. Shared Voting Power: 1,550,000 (2) 9. Sole Dispositive Power: 957,662 (1) 10. Shared Dispositive Power: 1,550,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,507,662 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.2% (3)
14.	Type of Reporting Person: IN

(1)	Represents 957,662 Common Units of the Issuer indirectly owned by Paul A. Novelly through St. Albans Global Management, Limited Partnership, LLLP, a Delaware limited liability limited partnership (“Global”), of which Mr. Novelly is the chairman.
(2)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(3)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2015 (the “Schedule 13D”), as amended by those certain amendments Amendment No.1 on Schedule 13D/A filed on July 1, 2016, Amendment No. 2 on Schedule 13D/A filed on April 4, 2017 and Amendment No. 3 on Schedule 13D/A filed May 19, 2017 (together with the Schedule 13D, the “Prior Filings”), and relates to common units representing limited partner interests (the “Common Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

The Prior Filings continue in effect, except as expressly modified hereby. Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings ascribed to them in the Prior Filings.

Item 2.	Identity and Background

(a)	This Amendment No. 4 is filed by World Point Terminals, Inc., a Delaware corporation, the Novelly Dynasty Trust, a Missouri trust, the Novelly Family Trust, a Missouri trust, Apex Oil Company, Inc., a Missouri corporation, Apex Holding Co., a Missouri corporation, and Paul A. Novelly. World Point is the sole member of CPT 2010, and the Novelly Trusts collectively own a controlling interest in World Point. Apex Holding is the sole stockholder of Apex, and Mr. Novelly is the sole director of Apex Holding. Each of the foregoing is referred to collectively as the “Reporting Persons.” P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and thus are not deemed to beneficially own any of the securities. No shareholder of Apex Holding has a majority interest in Apex Holding, and therefore, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding.

(b)	The business address of each of the Reporting Persons is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

(c)	The principal business of the Reporting Persons is the supply, storage, distribution and marketing of refined petroleum products and the investment in entities involved in such activities. Mr. Novelly’s principal occupation is Chairman of St. Albans Global Management, Limited Partnership, LLLP.

(d)-(e)	During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Novelly is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. Except as otherwise noted on Schedule I, none of the Listed Persons have any beneficial interest in any Common Units. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The Reporting Persons estimate that approximately $159.1 million in cash will be required to acquire all of the outstanding Common Units not already owned by World Point or its affiliates pursuant to the proposed transaction described in Item 4 below. World Point intends to finance the proposed transaction from existing cash and proceeds from the sale of marketable securities on hand or committed borrowings of World Point and its affiliates. The proposed transaction will not be subject to any financing condition.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On June 1, 2017, World Point, WPT GP, LLC, the sole general partner of the Issuer (the “General Partner”), and the Issuer entered into a Transaction Agreement, dated as of June 1, 2017 (together with any amendments or supplements thereto, the “Transaction Agreement”). Pursuant to the Transaction Agreement, on June 2, 2017, World Point commenced a tender offer to purchase all of the issued and outstanding Common Units that are not already beneficially owned by World Point or its affiliates, at a price per Common Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding (the “Offer”). The Offer is being made upon the terms and subject to the conditions specified in the Offer to Purchase, dated June 2, attached as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by World Point with the Securities and Exchange Commission (the “SEC”) on June 2, 2017.

Pursuant to the Transaction Agreement, after the completion of the Offer and subject to the satisfaction or, to the extent permitted, waiver of certain conditions, World Point will purchase any and all outstanding Common Units not tendered pursuant to the Offer (other than any such Common Units held by World Point or its affiliates) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Partnership Agreement”), at a price per Common Unit equal to the Offer Price, net to the holder in cash, without interest thereon and less any applicable tax withholding (the “Buyout”), such that upon completion of the Buyout, World Point and its affiliates will collectively beneficially own 100% of the outstanding Common Units. As a result, the Issuer will not be required to file periodic reports with the SEC.

Pursuant to the Transaction Agreement, the Offer is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions, including, among other things, the following conditions:

•	there have been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Common Units that, together with the Common Units then beneficially owned by World Point and its affiliates, represent at least one Common Unit more than 80% of the total Common Units then outstanding; and

•	the purchase price per Common Unit payable to effect the Buyout in accordance with the formula set forth in Section 15.1(a) of the Partnership Agreement (calculated as of the date immediately following the date on which World Point is scheduled to accept for payment Common Units tendered pursuant to the Offer) does not exceed the Offer Price.

The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “Board of Directors”) has determined that the Transaction Agreement and the transactions contemplated thereby are in the best interests of, and fair and reasonable to, the Issuer and the holders of Common Units unaffiliated with World Point, approved the Transaction Agreement, and recommended that the Board of Directors approve the Transaction Agreement and recommend that the holders of Common Units unaffiliated with World Point accept the Offer and tender their Common Units pursuant to the Offer.

Based on the recommendation of the Conflicts Committee, the Board of Directors has determined that the Transaction Agreement and the transactions contemplated thereby are fair to and not adverse to the best interests of the Issuer and the holders of Common Units unaffiliated with World Point, approved and declared advisable the Transaction Agreement and recommended that the holders of Common Units unaffiliated with World Point accept the Offer and tender their Common Units pursuant to the Offer.

The foregoing description of the Transaction Agreement, the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Transaction Agreement attached as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by World Point with the SEC on June 2, 2017, which is incorporated herein by reference.

Other than as described in this Item 4 above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 9, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2017.

1.	World Point Terminals, Inc.

a. Amount beneficially owned: 22,908,514 Common Units

b. Percent of class: 65.7%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 22,908,514

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 22,908,514

iv. Shared power to dispose or to direct the disposition of: 0

2.	CPT 2010, LLC

a. Amount beneficially owned: 16,485,507 Common Units

b. Percent of class: 47.3%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 16,485,507

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 16,485,507

3.	The Novelly Dynasty Trust

a. Amount beneficially owned: 23,158,514 Common Units

b. Percent of class: 66.4%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 250,0001

ii. Shared power to vote or to direct the vote: 22,908,514

iii. Sole power to dispose or to direct the disposition of: 250,0001

iv. Shared power to dispose or to direct the disposition of: 22,908,514

4.	The Novelly Family Trust

a. Amount beneficially owned: 22,908,514 Common Units

b. Percent of class: 65.7%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 22,908,514

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 22,908,514

1 All of the Restricted Common Units granted to Paul A. Novelly vested on April 23, 2017.

5.	Apex Oil Company, Inc.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

6.	Apex Holding Co.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

7.	Paul A. Novelly

a. Amount beneficially owned: 2,507,662 Common Units

b. Percent of class: 7.2%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 957,662

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 957,662

iv. Shared power to dispose or to direct the disposition of: 1,550,000

Upon conversion of the Subordinated Units into Common Units on November 14, 2016, as described in the Prior Filings, (i) CPT 2010 is the direct holder of 16,485,507 Common Units, (ii) World Point is the direct holder of 6,423,007 Common Units, (iii) Apex is the direct holder of 1,550,000 Common Units, (iv) the Novelly Dynasty Trust is the direct holder of 250,000 Restricted Common Units (all of which vested on April 23, 2017) and (iv) Global is the direct holder of 957,662 Common Units.

World Point is the sole member of CPT 2010 and therefore indirectly beneficially owns the Common Units held by CPT 2010. The Novelly Dynasty Trust and the Novelly Family Trust collectively own a controlling interest in World Point and therefore may be deemed to indirectly beneficially own the Common Units beneficially owned by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and therefore are not deemed to beneficially own any of the Common Units held directly or indirectly by World Point.

Apex Holding is the sole shareholder of Apex and therefore indirectly beneficially owns the Common Units held by Apex. No shareholder of Apex Holding has a majority interest in Apex Holding, and therefore, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding. Paul A. Novelly is the sole director and Chief Executive Officer of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global, but disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(c)	Timothy J. Duehren is President of Apex Oil Company, Inc. Mr. Duehren is enrolled in a dividend reinvestment plan. Following the Issuer’s regular quarterly distribution for the first quarter of 2017 paid on May 15, 2017, Mr. Duehren acquired 29.6767 Common Units pursuant to the dividend reinvestment plan, at a price of $16.6248 per Common Unit, on May 16, 2017.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Units reported on the cover pages of this Amendment No. 4 and in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The Transaction Agreement is attached as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by World Point with the SEC on June 2, 2017, which is hereby incorporated by reference. The summary of the Transaction Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Transaction Agreement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

2.1	Transaction Agreement, dated as of June 1, 2017, by and among World Point, the General Partner and the Issuer (incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by World Point with the SEC on June 2, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017

World Point Terminals, Inc.

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

CPT 2010, LLC

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

The Novelly Dynasty Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

The Novelly Family Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

Apex Oil Company, Inc.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Apex Holding Co.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Paul A. Novelly

/s/ Paul A. Novelly

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: WORLD POINT TERMINALS, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chairman	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chairman of St. Albans Global Management, Limited Partnership, LLLP	United States	2,507,662
Donald C. Bedell (3) (4)	Director	731 N. Main St., Sikeston, MO 63801	Chairman of the Board – Castle Partners	United States	15,600
G. Louis Graziadio, III (3)(5)	Director	149 Palos Verdes Blvd., Suite G Redondo Beach, CA 90277	President and Chief Executive Officer – Second Southern Corp.	United States	3,334
John F. Grundhofer (3) (4)	Director	200 S Sixth Street, Suite 1160 Minneapolis, MN 55402	Private Investor	United States	10,000
Robert G. Jennings (6)	Director	17 Prospect Heights Canmore, AB T1W252	Private Investor	Canada	10,000
Edwin A. Levy (3) (4) (7)	Director	19309 Cedar Glen Drive, Boca Raton, FL 33434	Advisor – Levy Harkins & Co, Inc.	United States	20,650
Frank E. Walsh (3) (6) (8)	Director	330 South Street Morristown, NJ 07962	Manager – Jupiter Capital Management Partners, LLC	United States	24,000
Jonathan Q. Affleck	Vice President and Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	467
Elizabeth A. McGee	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Controller of World Point Terminals, LP	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of the Issuer’s general partner, WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust and thus are not deemed to beneficially own the securities indirectly owned by the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Messrs. Bedell, Graziadio, Grundhofer, Levy and Walsh own minority interests in World Point. Each of them disclaims beneficial ownership of securities of the Issuer held by World Point.

(4)	Includes 10,000 restricted Common Units granted under the Issuer's LTIP, one-third of which vested on each of September 24, 2014, September 24, 2015 and September 24, 2016.

(5)	Includes 3,334 restricted Common Units granted under the LTIP, all of which vested on September 24, 2016.

(6)	Includes 10,000 restricted Common Units granted under the LTIP, all of which vested on September 24, 2016.

(7)	Includes 4,781 Common Units held by the Edwin Levy Irrevocable Trust (the “E.L. Trust”), as to which Mr. Levy serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the E.L. Trust, except to the extent of his pecuniary interest therein; and 4,781 Common Units held by the Carolyn Levy Irrevocable Trust (the “C.L. Trust”), as to which the Mr. Levy's spouse serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the C.L. Trust, except to the extent of his pecuniary interest therein.

(8)	Includes 14,000 Common Units held by the WFT 2005 Trust, as to which Mr. Walsh is not a trustee, but is a beneficiary. Mr. Walsh disclaims beneficial ownership of the securities held by the WFT 2005 Trust, except and to the extent of his pecuniary interest therein.

REPORTING PERSON: THE NOVELLY DYNASTY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Consultant – Pinnacle Consulting, LLC	United States	3,000
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: THE NOVELLY FAMILY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Consultant – Pinnacle Consulting, LLC	United States	3,000
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except and to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: APEX OIL COMPANY, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Timothy J. Duehren	President	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – Apex Oil Company, Inc.	United States	1,674.25
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0
Christine H. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc.	United States	1,200
Eddie Evans	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Manager – Apex Oil Company, Inc.	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.

REPORTING PERSON: APEX HOLDING CO.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/President & Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0
Christine M. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc	United States	1,200

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Issuer held by World Point and/or the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.